

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2016

Brian S. Higgins
Vice President
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065

> **Re:** **NetSuite Inc.**
> **Schedule TO-T/A**
> **Schedule 13E-3**
> **Filed September 27, 2016, by Oracle Corporation et al.**
> **File No. 005-83718**

Dear Mr. Higgins:

We have limited our review of the filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. We note that several conditions are measured at the "Acceptance Time." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. As explained in the oral comment issued on August 24, 2016, the "Acceptance Time" is distinguishable from the offer expiration date. Please revise the language accordingly.

2. Advise us how the disclosures the bidders have provided in response to staff comments have been and/or will be disseminated to unaffiliated security holders. See Rule 13e-3(f)(2) and related Rule 14d-4(d)(1).

Special Factors

4. Position of Oracle, Parent and Purchaser Regarding Fairness of the Offer and the Merger

3. We note the disclosure that "Oracle, Parent and Purchaser believe that the Offer Price to be received by NetSuite's unaffiliated stockholders pursuant to the Offer and the Merger is fair to such stockholders." Notwithstanding this disclosure, please revise the fairness determination to expressly state whether Oracle, Parent and Purchase reasonably believes that the transaction is fair or unfair to unaffiliated security holders as required by Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

4. Please revise to indicate, if true, that a specific going concern value was not calculated or considered by the bidders in making their fairness determination. See Instruction 2 to Item 1014 of Regulation M-A and Q & A's 20-21 in Release No. 34- 17719 (April 13 1981).

5. To the extent the discussion of material factors considered by the bidders in reaching their fairness determination with respect to Offer Price can be extended to support a fairness determination with respect to the Rule 13e-3 transaction, please revise to discuss whether or not the contemplated Rule 13e-3 transaction consideration constitutes fair in relation to the historical stock prices of NetSuite. The adoption of the NetSuite's earlier disclosures under Item 4 of Schedule 14D-9, and disclosure of Moelis' consideration of the historical stock prices, is insufficient for compliance with the requirement Item 1014(b) of Regulation M-A. Refer to Item 8 of Schedule 13E-3, Instruction 2(ii) of Item 1014 of Regulation M-A and Q & A's 20-21 in Release No. 34- 17719 (April 13 1981).

5. Certain Effects of the Offer

6. Please revise to discuss the bidders' interest in the net book value and net earnings of NetSuite in terms of both dollar amounts and percentages, or advise. See Item 7 of Schedule 13E-3 and corresponding Item 1013(d) of Regulation M-A plus Instruction 3 thereto.

7. While the disclosure acknowledges that strategic alternatives to the contemplated Rule 13e-3 were considered, please revise to expressly indicate any alternative means of accomplishing the stated transaction objectives and the specific reasons for their rejection. See Item 7 of Schedule 13E-3 and corresponding Item 1013(b) of Regulation M-A.

8. Please revise to indicate that if the contemplated Rule 13e-3 transaction is successful, Oracle will become the beneficiary of the cost savings achieved by NetSuite's no longer remaining a company subject to the reporting requirements under the federal securities laws. Please quantify this benefit to the extent practicable. In addition, please state, if true, that Oracle will become the future beneficiary of any of NetSuite's operating loss carryforwards, and please quantify that benefit. See Item 7 of Schedule 13E-3 and corresponding Item 1013(d) of Regulation M-A plus Instruction 2 thereto.

Certain Prospective Financial Information About NetSuite

9. We note on page 15 that Oracle's management prepared a model that included financial measures that do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Please provide the reconciliation required under Rule 100(a) of Regulation G, or advise.

Item 13.  Financial Statements

10. We noticed that financial statements were incorporated by reference.  Advise us, with a view toward revised disclosure, how the bidders' concluded that summarized financial statements were provided in accordance with Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c) of Regulation M-A.

Exhibit 99(c)(7)

11. We noticed the disclosure that indicated that,  "[t]his opinion is solely for the use and benefit of the Special Committee of the Board of Directors of the Company (in its capacity as such) in its evaluation of the Transaction and may not be disclosed to or relied upon by any stockholders or any other person."  Please revise the disclosure statement to state, if true, that Moelis has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, please provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders' right to rely on such materials.  Please make a clarifying statement with respect to the inclusion of any identical or similar disclaimers in exhibits (c)(8)-(c)(15). http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

        You may contact Jennifer López, Attorney Adviser, at (202) 551-3792 or me at (202) 551-3266 with any questions regarding our comments.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions

cc: Keith A. Flaum, Esq.
James R. Griffin, Esq.